<PERIOD>                    12/31/2004
<SROS>                      NONE
<DOCUMENT-COUNT>            1


ATTACHMENT Y

On February 25, 2004, the Funds Audit Committee and Board of Directors selected Cohen McCurdy, Ltd. (Cohen) to replace McCurdy as the Funds auditors for the fiscal year ending December 31, 2004, to be effective upon the resignation of McCurdy.

On February 25, 2004, upon receipt of notice that Cohen was selected as the Funds auditor, McCurdy, whose audit practice was acquired by Cohen, resigned as independent auditors to the Funds. McCurdys reports on the Johnson Mutual Funds financial statements for the fiscal year ended December 31, 2003 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years stated above, there were no disagreements with McCurdy on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of McCurdy, would have caused the Adviser to make reference to the subject matter of the disagreements in connection with its reports on the Funds financial statements for such periods.

Neither the Funds nor anyone on its behalf consulted with Cohen on items which (i) concerned the application of accounting principles to a specified transaction, wither completed or proposed, or the type of audit opinion that might be rendered on the Funds financial statements or (ii) concerned the subject of a disagreement (as defined in paragraph
(a)(1)(iv) of Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of said Item 304).